December 14, 2010

Mr. James B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:           Columbia Laboratories, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q/A for the Quarterly Period Ended March 31, 2010
Form 10-Q for the Quarterly Period Ended June 30, 2010
Current Report on Form 8-K, filed May 18, 2010
File No. 001-10352

Dear Mr. Rosenberg:

This letter is in response to the verbal comment from the SEC disagreeing with Columbia’s response to Comment #3 (related to the treatment of the warrants as a liability) in our letter dated November 8, 2010 responding to the letter, dated October 25, 2010 (the “Comment Letter”), to Columbia Laboratories, Inc. (hereinafter “Columbia,” the “Company,” “we,” “us,” or “our”) from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) commenting on our Form 10-K for the Fiscal Year Ended December 31, 2009, Form 10-Q/A for the Quarterly Period Ended March 31, 2010, Form 10-Q for the Quarterly Period Ended June 30, 2010, and Current Report on Form 8-K, filed May 18, 2010.

We understand this is the only remaining open comment from the Staff in regards to the Comment Letter.  In our follow-up to the telephone conference call on December 9, 2010 with the Staff, we have reevaluated our treatment of the warrants issued in the 2009 registered equity offering.  We concur with the Staff in regard to treating such warrants as a liability.

We are looking for the Staff  to not object to Columbia’s plan for correcting the 2009 10-K/A and the three 10-Q’s filed in 2010.  Our plan follows.

We will issue an 8-K indicating that we will be amending the 2009 10-K/A and the three 10-Q’s filed in 2010 to revise the balance sheet in each of these filings to reflect a reclassification from equity to a liability of $4,057,817, representing the fair market value of the warrants at the date of issuance.  Going forward, at each reporting period, this liability will be marked to market.

As discussed below, we believe the effect of the misstatement on the consolidated statements of operations (resulting from the failure to adjust the liability to mark to market) was immaterial for all the above-mentioned periods and, accordingly, these adjustments will not be reflected in the amended filings.

The misstatement related to the presentation within the consolidated statement of operations results in no more than a $150,000 adjustment to earnings in any quarter for the periods ended December 31, 2009 and any of the interim quarters through September 30, 2010. Because of the immateriality of the amount, the Company management and our independent registered public accounting firm, BDO USA, LLP, have concluded that the deviation from generally accepted accounting principles ("GAAP") is immaterial and, therefore, the consolidated statements of operations will not be restated.  The change in the fair value of the warrants from quarter to quarter is illustrated in the table below.  Note that in the third quarter of 2010, we recorded the amortization of deferred revenue as a result of a major transaction in the amount of $8.5 million. To compare with previous quarters, we have shown a normalized third quarter 2010 excluding the deferred revenue.

	10/23/09	12/31/09	3/31/10	6/30/10	9/30/10
Warrants for Stock Issuance	5,450,000	5,450,000	5,450,000	5,450,000	5,450,000
Liability	$ (4,057,817)	$ (3,974,077)	$ (3,864,425)	$ (3,717,366)	$ (3,739,104)
Q to Q variance - P&L inc(exp)		$ 83,739	$ 109,653	$ 147,059	$ (21,738)
cumulative		$ 83,739	$ 193,392	$ 340,451	$ 318,713

PreTax Income by Q as reported		$ (5,087,036)	$(13,243,326)	$ (4,227,352)	$ 257,622
PreTax Income YTD as reported		$(22,224,590)	$(13,243,326)	$(17,470,678)	$(17,213,056)
Mark to Market Valuation Effect - Q		(2%)	(1%)	(3%)	(8%)
Mark to Market Valuation Effect - YTD		(0%)	(1%)	(2%)	(2%)

Normalized (excluding unusual items)
Deferred Revenue from Watson Transaction		$ -	$ -	$ -	$ 8,487,192
Normalized Pre-Tax Income by Q		$ (5,087,036)	$(13,243,326)	$ (4,227,352)	$ (8,229,570)
Normalized Pre-Tax Income by YTD		$(22,224,590)	$(13,243,326)	$(17,470,678)	$(25,700,248)
Mark to Market Valuation Effect - Q		(2%)	(1%)	(3%)	0%
Mark to Market Valuation Effect - YTD		(0%)	(1%)	(2%)	(1%)

In accordance with guidance from SAB No. 99, we have considered not only the quantitative effect of the misstatement  in consideration of the consolidated statements of operations but also whether the misstatement has other qualitative effects on the perception by the investment community or other readers of our financial statements as identified below.

•
Historically, the Company has been investing heavily in research activities which have generated large losses.  We do not believe that the inclusion of these immaterial adjustments would have an effect on the perception of the investor community.

•	There are no debt covenants or any other regulatory requirements compliance with which would be affected by the changes in the losses before taxes as a result of this misstatement.

•	Managements’ compensation and/or bonuses would not have been affected if these changes were reflected.

•	The misstatement does not involve concealment of an unlawful transaction.

•	The misstatement does not mask a change in losses or other trends.

•	The misstatement does not hide a failure to meet analysts' consensus expectations for the enterprise.

•	The misstatement does not change a loss into income or income into a loss.

•
The Company is currently engaged solely in one business segment -- the development, licensing and sale of pharmaceutical products; therefore, the misstatement did not concern a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability.

As mentioned above, we will disclose our intention to restate our financial statements in an 8-K that we will file this week.  We intend to restate the balance sheets for the year ended December 31, 2009 and for each of the quarters in 2010 and will file an amended 10-K/A and amended 10-Q’s that include the restated balance sheets.  We will also expand the related disclosures in the various filings to reflect the restatements made and their effect on the Company’s assessment of internal controls and disclosure controls.  We have determined that the profit or loss impact is immaterial from both a quantitative and qualitative perspective and, therefore, will not restate the consolidated statements of operations.

*   *   *   *   *   *

In connection with the Staff’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.  Please call the undersigned at (973) 486-8860 if we can be of further assistance.

Sincerely,

/S/ Lawrence A. Gyenes

Lawrence A. Gyenes

Senior Vice President, Chief Financial Officer, & Treasurer